EXHIBIT 12

CATERPILLAR FINANCIAL SERVICES CORPORATION and subsidiaries

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

YEARS ENDED DECEMBER 31, (unaudited) (Dollars in Millions)

	2003	2002	2001

Net profit	$256	$193	$212

Add:
Provision for income taxes	120	110	119

Deduct:
Equity in profit of partnerships	(3)	(7)	(6)

Profit before taxes	$373	$296	$325

Fixed charges:
Interest on borrowed funds	$483	$544	$688
Rentals at computed interest*	5	5	5

Total fixed charges	$488	$549	$693

Profit before taxes plus fixed charges	$861	$845	$1,018

Ratio of profit before taxes plus fixed charges to fixed charges	1.76	1.54	1.47

*Those portions of rent expense that are representative of interest cost.